Exhibit 99.1
Lee Keeling and Associates, Inc.
Petroleum Consultants
First Place Tower
15 East Fifth Street • Suite 3500
Tulsa, Oklahoma 74103-4350
(918) 587-5521 • Fax: (918) 587-2881
January 19, 2011
Comstock Resources, Inc.
5300 Town and Country Boulevard, Ste. 500
Frisco, Texas 75034

Attention:	Mr. M. Jay Allison President and C.E.O.

RE:	Estimated Reserves and Future Net Revenue Comstock Resources, Inc. Constant Prices and Expenses
Gentlemen:
In accordance with your request, we have prepared an estimate of net reserves and future net revenue to be realized from the interests owned by Comstock Resources, Inc. (Comstock) for 2010 year-end reporting. These interests are in oil and gas properties located in the states of Arkansas, Kansas, Kentucky, Louisiana, New Mexico, Oklahoma, Texas, and Wyoming. Reserves estimated by us reflect all of Comstock’s corporate reserves. The effective date of this estimate is December 31, 2010. It was completed January 17, 2011, and the results are summarized as follows:

	ESTIMATED REMAINING		NET GAS*	FUTURE NET REVENUE
	NET RESERVES		EQUIVALENT		Present Worth
RESERVE	Oil	Gas		Total	Disc.@10%
CLASSIFICATION	(Barrels)	(MCF)	(MCFE)	(M$)	(M$)
Proved Developed
Producing	2,278.984	354,429.094	368,102.998	751,576.062	608,902.312
Non-Producing	163.014	107,318.484	108,296.568	194,750.891	103,337.312
Behind-Pipe	518.742	45,061.312	48,173.764	142,400.594	46,897.117

Sub-Total	2,960.740	506,808.890	524,573.330	1,088,727.547	759,136.741

Proved Undeveloped	1,258.644	518,824.469	526,376.333	520,131.031	38,489.441

Total All Reserves	4,219.384	1,025,633.359	1,050,949.663	1,608,858.578	797,626.182

*	Net Gas Equivalent is calculated based on a conversion factor of 6 MCF of Gas per BBL of Oil.

Note: Totals may not agree with schedules due to computer roundoff.
W W W.L K A E N G IN E E R S.C O M

Future net revenue is the amount, exclusive of state and federal income taxes, which will accrue to Comstock’s interest from continued operation of the properties to depletion. It should not be construed as a fair market or trading value.
No attempt has been made to quantify or otherwise account for any accumulative gas production imbalances that may exist. Neither has an attempt been made to determine whether the wells and facilities are in compliance with various governmental regulations, nor have costs been included in the event they are not.
This report consists of various summaries. Schedule No. 1 presents summary forecasts of annual gross and net production, severance and ad valorem taxes, operating income, and net revenue by reserve type. Schedule No. 2 is a sequential listing of the individual properties based on discounted future net revenue. Schedule No. 3 is a sequential listing of the individual properties based on discounted future net revenue by reserve category. An alphabetical one-line summary by property is presented on Schedule No. 4. A one-line listing of the individual properties, ordered by reserve category, state and project, is presented on Schedule No. 5. A geographical one-line summary by state, project and lease is shown on Schedule No. 6.
CLASSIFICATION OF RESERVES
Reserves assigned to the various leases and/or wells have been classified as either “proved developed” or “proved undeveloped” in accordance with the definitions of the proved reserves as promulgated by the Securities and Exchange Commission (SEC). These are as follows:
Proved Developed Oil and Gas Reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.
Proved Undeveloped Oil and Gas Reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.
Proved Developed Oil and Gas Reserves attributed to the subject leases have been further classified as “proved developed producing,” “proved developed non-producing” and “proved developed behind-pipe.”
Proved Developed Producing Reserves are those reserves expected to be recovered from currently producing zones under continuation of present operating methods.

Proved Developed Non-Producing Reserves are those reserves expected to be recovered from zones that have been completed and tested but are not yet producing due to situations including, but not limited to, lack of market, minor completion problems that are expected to be corrected, or reserves expected from future stimulation treatments based on analogy to nearby wells.
Proved Developed Behind-Pipe Reserves are those reserves currently behind the pipe in existing wells that are considered proved by virtue of successful testing or production in offsetting wells.
ESTIMATION OF RESERVES
The majority of the subject wells have been producing for a considerable length of time. Reserves attributable to wells with a well-defined production and/or pressure decline trend were based upon extrapolation of that trend to an economic limit and/or abandonment pressure.
Reserves anticipated from new wells were based upon volumetric calculations or analogy with similar properties, which are producing from the same horizons in the respective areas. Structural position, net pay thickness, well productivity, gas/oil ratios, water production, pressures, and other pertinent factors were considered in the estimation of these reserves.
Reserves assigned to behind-pipe zones and undeveloped locations have been estimated based on volumetric calculations and/or analogy with other wells in the area producing from the same horizon.
There are proved undeveloped reserves assigned to locations that will not be developed within five years because company resources are focused on developing the deeper Haynesville zone and deferring development of the shallower Cotton Valley zones in the same area.
FUTURE NET REVENUE
Oil Income
Income from the sale of oil was estimated using the average price received for oil sold from the subject properties the first day of each month during 2010. These prices were provided by the staff of Comstock. The average price, $79.43 per barrel, was held constant throughout the life of each property. Provisions were made for state severance and ad valorem taxes where applicable.
Gas Income
Income from the sale of gas was also estimated using the average price received for gas sold from the subject properties the first day of each month during 2010. These prices were provided by the staff of Comstock. In certain instances, it was necessary to adjust prices to reflect the difference between gas sales volumes and produced volumes. The average price, $4.376 per million cubic feet, was held constant throughout the life of each property. Provisions were also made for state severance and ad valorem taxes where applicable.
Projected produced gas volumes from Double “A” Wells Field wells were reduced to sales volumes based on actual shrinkage data as provided by Comstock.

Operating Expenses
Operating expenses were based upon actual operating costs charged by the respective operators as supplied by the staff of Comstock or were based upon the actual experience of the operators in the respective areas. For leases operated by Comstock, monthly lease operating expenses do not include overhead charges. All expenses have been held constant throughout the life of each lease.
Future Expenses and Abandonment Costs
As provided by Comstock, provisions have been made for future expenses required for drilling, recompletion and/or abandonment costs. These costs have been held constant from current estimates.
QUALIFICATIONS OF LEE KEELING AND ASSOCIATES, INC.
Lee Keeling and Associates, Inc. has been offering consulting engineering and geological services to integrated oil companies, independent operators, investors, financial institutions, legal firms, accounting firms and governmental agencies since 1957. Its professional staff is experienced in all productive areas of the United States, Canada, Latin America and many other foreign countries. The firm’s reports are recognized by major financial institutions and used as the basis for oil company mergers, purchases, sales, financing of projects and for registration purposes with financial and regulatory authorities throughout the world.
GENERAL
Information upon which this estimate of net reserves and future net revenue has been based was furnished by the staff of Comstock or was obtained by us from outside sources we consider to be reliable. This information is assumed to be correct. No attempt has been made to verify title or ownership of the subject properties. Interests attributed to wells to be drilled at undeveloped locations are based on current ownership. Leases were not inspected by a representative of this firm, nor were the wells tested under our supervision; however, the performance of the majority of the wells was discussed with employees of Comstock.
This report has been prepared utilizing all methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character, and we have used all methods and procedures necessary to prepare this report. The recovery of oil and gas reserves and projection of producing rates are dependent upon many variable factors including prudent operation, compression of gas when needed, market demand, installation of lifting equipment, and remedial work when required. The reserves included in this report have been based upon the assumption that the wells will be operated in a prudent manner under the same conditions existing on the effective date. Actual production results and future well data may yield additional facts, not presently available to us, which may require an adjustment to our estimates. The assumptions, data, methods and procedures used in connection with the preparation of this report are appropriate for the purpose served by this report.
The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. As in all aspects of oil and gas estimation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments.
The projection of cash flow has been made assuming constant prices. There is no assurance that prices will not vary. For this reason and those listed in the previous paragraph, the future net cash from the sale of production from the subject properties may vary from the estimates contained in this report.
It should be pointed out that regulatory authorities could, in the future, change the allocation of reserves allowed to be produced from a particular well in any reservoir, thereby altering the material premise upon which our reserve estimates may be based.
The information developed during the course of this investigation, basic data, maps and worksheets showing recovery determinations are available for inspection in our office.
We appreciate this opportunity to be of service to you.

Very truly yours,
/s/ LEE KEELING AND ASSOCIATES, INC.
LEE KEELING AND ASSOCIATES, INC.

LKA7030-Constant

5